UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAX SOUND CORPORATION

(Name of Issuer)

Common Stock, par value $.00001 per share

(Title of Class of Securities)

57776X109

(CUSIP Number)

Laura E. Anthony, Esquire

625 N Flagler Dr Suite 600

West Palm Beach, FL 33401

(561) 514-0936

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vechery Family Trust DTD 10/9/84
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

3,640,426,656 (1)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

3,640,426,656 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,426,656 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 36.52% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 3,086,042,041 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of December 3, 2021.

(2)	This percentage is calculated, as of December 3, 2021, using as the numerator 554,384,615 shares of Common Stock held by The Vechery Family Trust DTD 10/9/84 plus 3,086,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by The Vechery Family Trust DTD 10/9/84 and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 3,086,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by The Vechery Family Trust DTD 10/9/84.

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CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Vechery Grandchildren’s Trust DTD 12/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

262,759,144 (1)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

262,759,144 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,759,144 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 3.68% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 250,000,000 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of December 3, 2021.

(2)	This percentage is calculated, as of December 3, 2021, using as the numerator 12,759,144 shares of Common Stock held by The Vechery Grandchildren’s Trust DTD 12/26/12 plus 250,000,000 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by The Vechery Grandchildren’s Trust DTD 12/26/12 and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 250,000,000 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by The Vechery Grandchildren’s Trust DTD 12/26/12.

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CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey T. Vechery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,903,185,800 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,903,185,800 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,903,185,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.20% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 3,336,042,041 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of December 3, 2021.

(2)	This percentage is calculated, as of December 3, 2021, using as the numerator 567,143,759 shares of Common Stock held by Harvey T. Vechery, as co-trustee of the Trusts, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts.

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CUSIP No. 57776X109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Linda Vechery
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [X]
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,903,185,800 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,903,185,800 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,903,185,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.20% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 3,336,042,041 shares of Common Stock underlying immediately exercisable warrants and immediately convertible notes as of December 3, 2021.

(2)	This percentage is calculated, as of December 3, 2021, using as the numerator 567,143,759 shares of Common Stock held by Linda Vechery, as co-trustee of the Trusts, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts, and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts.

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AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (“Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed jointly by (i) The Vechery Family Trust DTD 10/9/84 (the “Vechery Family Trust”), (ii) The Vechery Grandchildren’s Trust DTD 12/26/12 (the “Vechery Grandchildren’s Trust”), (iii) Harvey T. Vechery, and (iv) Linda Vechery (together, the “Reporting Persons”), with the Securities and Exchange Commission (the “SEC”) on October 26, 2016 (the “Original Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

This Amendment amends and supplements the Original Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following to the existing Item 3:

On October 5, 2017, the Vechery Family Trust delivered to the Issuer a notice of conversion of $20,822.42 of an outstanding principal balance of a convertible note, into a total of 32,000,000 shares of Common Stock of the Issuer, at an applicable conversion price of $0.00065 per share. Those shares were issued to the Vechery Family Trust on November 22nd, 2017.

On June 8, 2018, the Vechery Family Trust delivered to the Issuer a notice of conversion of $15,000 of an outstanding principal balance of a convertible note, into a total of 76,923,077 shares of Common Stock of the Issuer, at an applicable conversion price of $0.0002 per share. Those shares were issued to the Vechery Family Trust on June 29th, 2018.

On June 8, 2018, the Vechery Family Trust delivered to the Issuer a notice of conversion of $25,338 of an outstanding principal balance of a convertible note, into a total of 138,461,538 shares of Common Stock of the Issuer, at an applicable conversion price of $0.000183 per share. Those shares were issued to the Vechery Family Trust on July 2nd, 2018.

On March 9, 2021, the Vechery Family Trust delivered a letter to the Issuer requesting that $220,000 of an outstanding debt owed by the Issuer, be converted into a total of 275,000,000 shares of Common Stock of the Issuer, at an applicable conversion price of $0.0008 per share. Those shares were issued to the Vechery Family Trust on April 13, 2021.

On October 27, 2021, the Vechery Family Trust delivered to the Issuer together five (5) notices of conversion amounting to $2,550,169 of an outstanding principal balance of a convertible note, into a total of 2,836,042,041 shares of Common Stock of the Issuer, at an applicable conversion price of $0.0008992 per share. This delivery included the following individual notices to convert i) $569,565.00 of an outstanding principal balance into 633,413,034 shares of Common Stock; ii) $600,273.00 of an outstanding principal balance into 667,563,390 shares of Common Stock; iii) $486,961.00 of an outstanding principal balance into 541,549,155 shares of Common Stock; iv) $333,362.00 of an outstanding principal balance into 370,731,762 shares of Common Stock; and v) $560,008.00 into 622,784,700 shares of Common Stock. Those shares have not yet been issued by the Issuer.

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On October 27, 2021, the Vechery Grandchildren’s Trust delivered to the Issuer a notice of conversion of $213,000 of an outstanding debt owed by the Issuer, in connection with a wire transfer made on February 16, 2021, into a total of 250,000,000 shares of Common Stock of the Issuer, at an applicable conversion price of $0.000852 per share. Those shares have not yet been issued by the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares described in Item 5(c), and all other Shares purchased since the filing of the Original Schedule 13D on October 26, 2016, for investment. The Reporting Persons may make further acquisitions of the Issuer’s Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing and except in Greg Halpern’s capacity as Chief Executive Officer and Chief Financial Officer of the Issuer and the beneficial owner of 42,810,933 Shares of the Issuer, as of the date of this Amendment, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any similar action to those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a) As of December 3, 2021:

(i)

the Vechery Family Trust beneficially owns 3,640,426,656 shares of Common Stock, representing approximately 36.52% of the outstanding shares of Common Stock. This percentage is calculated, as of December 3, 2021, using as the numerator 554,384,615 shares of Common Stock held by the Vechery Family Trust plus 3,086,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by the Vechery Family Trust and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 3,086,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by the Vechery Family Trust;

(ii)

the Vechery Grandchildren’s Trust beneficially owns 262,759,144 shares of Common Stock, representing approximately 3.68% of the outstanding shares of Common Stock. This percentage is calculated, as of December 3, 2021, using as the numerator 12,759,144 shares of Common Stock held by the Vechery Grandchildren’s Trust plus 250,000,000 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by the Vechery Grandchildren’s Trust and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 262,759,144 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by the Vechery Grandchildren’s Trust;

(iii)	Mr. Vechery, as co-trustee of the Trusts, beneficially owns 3,903,185,800 shares of Common Stock, representing approximately 40.20% of the outstanding shares of Common Stock. This percentage is calculated, as of December 3, 2021, using as the numerator 567,143,759 shares of Common Stock held by Mr. Vechery, as co-trustee of the Trusts, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mr. Vechery, as co-trustee of the Trusts; and

(iv)	Mrs. Vechery, as co-trustee of the Trusts, beneficially owns 3,903,185,800 shares of Common Stock, representing approximately 40.20% of the outstanding shares of Common Stock. This percentage is calculated, as of December 3, 2021, using as the numerator 567,143,759 shares of Common Stock held by Mrs. Vechery, as co-trustee of the Trusts, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts, and as the denominator, 6,882,102,823 shares of Common Stock which were issued and outstanding as of December 3, 2021, as confirmed by the transfer agent of the Issuer, plus 3,336,042,041 shares of Common Stock issuable upon exercise of immediately exercisable warrants and conversion of immediately convertible notes held by Mrs. Vechery, as co-trustee of the Trusts.

(b)	The information set forth in Item 5(a) of this Amendment is incorporated herein by reference. The Vechery Family Trust and Mr. Vechery and Mrs. Vechery, as co-trustee of the Vechery Family Trust, share voting and dispositive power over the 3,640,426,656 shares of Common Stock held by the Vechery Family Trust. The Vechery Grandchildren’s Trust and Mr. Vechery and Mrs. Vechery, as co-trustee of the Vechery Grandchildren’s Trust, share voting and dispositive power over the 262,759,144 shares of Common Stock held by the Vechery Grandchildren’s Trust.

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(c)	The Reporting Persons effected the following transactions, as applicable, in the Common Stock and derivative securities of the Issuer relating to the Common Stock from the date of the earliest event on November 22, 2017 and through the date of this filing:

Date	Nature of Transaction	Number of Shares	Price per Share ($)	Where and How Effected
10/05/2017	Conversion of Convertible Note	32,000,000		Private transaction whereby Issuer issued 32,000,000 shares of Common Stock to the Vechery Family Trust subsequent to a Notice of Conversion submitted to Issuer on October 5, 2017, converting an outstanding principal balance of $20,822.42 at an applicable conversion price of $0.00065.

06/08/2018	Conversion of Convertible Note	76,923,077		Private transaction whereby Issuer issued 76,923,077 shares of Common Stock to the Vechery Family Trust subsequent to a Notice of Conversion submitted to Issuer on June 8, 2018, converting an outstanding principal balance of $15,000 at an applicable conversion price of $0.0002.

06/08/2018	Conversion of Convertible Note	138,461,538		Private transaction whereby Issuer issued 138,461,538 shares of Common Stock to the Vechery Family Trust subsequent to a Notice of Conversion submitted to Issuer on June 8, 2018, converting an outstanding principal balance of $25,338 at an applicable conversion price of $0.000183.

03/09/2021	Conversion of Outstanding Debt	275,000,000		Private transaction whereby Issuer issued 275,000,000 shares of Common Stock to the Vechery Family Trust subsequent to a letter submitted to Issuer dated March 9, 2021, converting an outstanding debt of $220,000 at an applicable conversion price of $0.0008.

10/27/2021	Conversion of Convertible Note	2,836,042,041		Private transaction whereby Issuer is required to issue 2,836,042,041 shares of Common Stock to the Vechery Family Trust subsequent to five (5) Notices of Conversion submitted together to Issuer on October 27, 2021, converting an outstanding principal balance of $2,550,169 at an applicable conversion price of $0.0008992.

10/27/2021	Conversion of Convertible Note	250,000,000		Private transaction whereby Issuer is required to issue 250,000,000 shares of Common Stock to the Vechery Grandchildren’s Trust subsequent to a Notice of Conversion submitted to Issuer on October 27, 2021, converting an outstanding principal balance of $213,000 at an applicable conversion price of $0.000852.

(d)	Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to the Original Schedule 13D and were incorporated by reference in this Amendment.

The Reporting Persons are parties to an agreement with respect to the joint filing of the Original Schedule 13D and any amendments hereto. A copy of such agreement was attached as Exhibit 99.1 to the Original Schedule 13D and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Joint Filing Agreement, dated as of October 26, 2016, by and among the Reporting Persons (incorporated by reference to the Exhibit 99.1 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.2

8% Convertible Redeemable Note due October 7, 2016 for original principal amount of $1,000,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 10.34 to Form 10-K for year ended December 31, 2015 filed by the Issuer on March 30, 2016).

99.3

Class A Common Stock Purchase Warrant dated October 7, 2015 to purchase 1,000,000 shares of Common Stock issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.3 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.4

8% Convertible Redeemable Note due October 26, 2016 for original principal amount of $1,000,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 10.26 to Form 10-K for year ended December 31, 2015 filed by the Issuer on March 30, 2016).

99.5

Class A Common Stock Purchase Warrant dated October 26, 2015 to purchase 1,000,000 shares of Common Stock issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.5 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.6

8% Convertible Redeemable Note due March 10, 2017 for original principal amount of $50,000 issued to the Vechery Grandchildren’s Trust (incorporated by reference to the Exhibit 5 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.7

8% Convertible Redeemable Note due March 14, 2017 for original principal amount of $80,000 issued to the Vechery Grandchildren’s Trust (incorporated by reference to the Exhibit 7 to Form 10-Q for quarter ended March 31, 2016 filed by the Issuer on May 18, 2016).

99.8

8% Convertible Redeemable Note due April 8, 2017 for original principal amount of $870,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.8 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.9

8% Convertible Redeemable Note due April 8, 2017 for original principal amount of $600,000 issued to the Vechery Family Trust (incorporated by reference to the Exhibit 99.9 to Original Schedule 13D filed by the Reporting Persons on October 26, 2016).

99.10*	8% Convertible Redeemable Note due March 25, 2017 for original principal amount of $2,000,000 issued to the Vechery Family Trust.

* Filed herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2021

THE VECHERY FAMILY TRUST DTD 10/9/84

By:	/s/ Harvey T. Vechery
Name:	Harvey T. Vechery
Title:	Co-Trustee

By:	/s/ Linda Vechery
Name:	Linda Vechery
Title:	Co-Trustee

THE VECHERY GRANDCHILDREN’S TRUST DTD 12/26/12

By:	/s/ Harvey T. Vechery
Name:	Harvey T. Vechery
Title:	Co-Trustee

By:	/s/ Linda Vechery
Name:	Linda Vechery
Title:	Co-Trustee

/s/ Harvey T. Vechery
Harvey T. Vechery

/s/ Linda Vechery
Linda Vechery

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